UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HATTERAS MULTI-STRATEGY FUND, L.P.
(Name of Subject Company (Issuer))

HATTERAS MULTI-STRATEGY FUND, L.P.
 (Name of Filing Person(s) (Issuer))

LIMITED PARTNERSHIP UNITS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

David B. Perkins
8540 Colonnade Center Drive
Suite 401
Raleigh, North Carolina 27615
919-846-2324
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Michael P. Malloy, Esq.
Drinker Biddle & Reath LLP
One Logan Square
Suite 2000
Philadelphia, PA 19103-6996
215-988-2700

September 24, 2010
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$23,000,000 (approximately 10% of 8/31 NAV) (a)	Amount of Filing Fee:	$1,639.90(b)

(a)           Calculated as the aggregate maximum value of Units being purchased.

(b)           Calculated at $71.30 per $1,000,000 of the Transaction Valuation.

☐           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEM 1.	SUMMARY TERM SHEET.

•
Hatteras Multi-Strategy Fund, L.P. (the “Fund”) is offering to purchase Units (as defined below) in the Fund (the “Offer”) in an amount up to approximately 10.00% of the net assets of the Fund (or $23,000,000 as of August 31, 2010) from partners of the Fund (the “Partners”) at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund a Partner desires to tender, after giving effect to all allocations, including any incentive allocation) calculated as of the Repurchase Date (as defined below), less any Repurchase Fee (as defined below) due to the Fund in connection with the repurchase.  As used in this Schedule TO, the term “Unit” or “Units” refers to the limited partnership units in the Fund or fractions thereof that constitute the class, including fractions of Units, of security that is the subject of the Offer, and includes all or some of a Partner’s Units as the context requires.  Partners that desire to tender Units for purchase must do so by 12:00 midnight, Eastern Standard Time on October 22, 2010 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Directors.  The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Partners to tender Units for purchase is called the “Notice Due Date,” and is the date upon which the Offer expires.  The net asset value of Units will be calculated for this purpose as of December 31, 2010, or at a later date determined by the Fund if the Offer is extended (in each case, the “Repurchase Date”).

•
The Fund reserves the right to adjust the Repurchase Date to correspond with any extension of the Offer.  The Fund will review the net asset value calculation of the Units during the Fund’s audit for the fiscal year ending on or after the Repurchase Date, which the Fund expects will be completed within 60 days of the fiscal year-end, and that net asset value will be used to determine the final amount paid for tendered Units.  Since the Fund’s fiscal year end is March 31, 2011, the Fund expects that the audit will be completed by the end of May 2011.

•
A Partner may tender all its Units or some of its Units; however, the minimum value of a repurchase is $50,000, subject to the discretion of the general partner to allow otherwise. If a Partner tenders some of its Units in an amount that would cause the Partner’s remaining Units to have a NAV of less than $50,000, Hatteras Investment Management LLC (the “General Partner”) reserves the right to reduce the amount to be repurchased from the Partner so that the required minimum account balance is maintained or to repurchase the remainder of the Partner’s Units in the Fund.  See Item 4(a)(1)(ii).

•
A Partner who tenders Units prior to holding such Units for 12 consecutive months may be subject to a “Repurchase Fee” payable to the Fund equal to 5.00% of the amount requested to be purchased, to be netted against withdrawal proceeds.

•
If a Partner tenders its Units and the Fund purchases those Units, the Fund will issue the Partner a non-interest bearing, non-transferable promissory note (the “Note”) entitling the Partner to receive an amount equal to the unaudited net asset value of the Units tendered (valued in accordance with the Fund’s Amended and Restated Agreement of Limited Partnership dated as of November 2, 2008 (as it may be amended, modified or otherwise supplemented from time to time, the “Partnership Agreement”)) determined as of the Repurchase Date.

•
The Note will entitle the Partner to receive an initial payment in cash (valued according to the Partnership Agreement) equal to at least 95% (100% in the case of a Partner that tenders less than all of its Units) of the unaudited net asset value of the Units tendered by the Partner that is accepted for purchase by the Fund (the “Initial Payment”).  The Fund may take up to 90 days after the Repurchase Date to make the Initial Payment.

•
In the case of a Partner that tenders all of its Units, the Note will also entitle the Partner to receive a contingent payment (the “Post-Audit Payment”) equal to the excess, if any, of (1) the net asset value of the Units tendered and purchased as of the Repurchase Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements), less any Repurchase Fee due to the Fund in connection with the repurchase, over (2) the Initial Payment.  The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit.  Final adjustments of payments in connection with the repurchased Units generally will be made promptly after the completion of the annual audit of the Fund.  Proceeds of the Initial Payment and the Post-Audit Payment, if applicable, will be wire-transferred directly to an account designated by the Partner.  The Note will be held by UMB Fund Services, Inc. (referred to herein as “UMBFS” or the “Administrator”) on the Partner’s behalf.  Upon a written request by a Partner to UMBFS, UMBFS will mail the Note to the Partner at the address of the Partner as maintained in the books and records of the Fund.   See Item 4(a)(1)(ii).

•
Units will be repurchased on a “first in-first out” basis (i.e., the portion of the Units repurchased will be deemed to have been taken from the earliest capital contribution made by such Partner (adjusted for subsequent appreciation and depreciation) until that capital contribution is decreased to zero, and then from each subsequent capital contribution made by such Partner (as adjusted) until such capital contribution is decreased to zero).

•
The Offer is being made to all Partners of the Fund and is not conditioned on any minimum number of Units being tendered.  If the Fund accepts the tender of the Partner’s Units, the Fund will make payment for Units it purchases from one or more of the following sources:  cash on hand, proceeds from the sale of a portion of the Fund’s interest in the Master Fund (“Interest”), or borrowings. The purchase amount will be paid entirely in cash, less any Repurchase Fee due to the Fund in connection with the repurchase.  See Item 4(a)(1)(ii).

•
Partners that desire to tender Units for purchase must do so by 12:00 midnight, Eastern Standard Time on October 22, 2010 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire.  Until the Notice Due Date, Partners have the right to change their minds and withdraw any tenders of their Units.  Units withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein.  If the Fund has not yet accepted a Partner’s tender of Units on or prior to November 22, 2010 (i.e., the date 40 business days from the commencement of the Offer), a Partner will also have the right to withdraw its tender of its Units after such date. See Item 4(a)(1)(vi).

•
If a Partner would like the Fund to purchase all or some of its Units, it should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver a Letter of Transmittal to Hatteras Multi-Strategy Fund, L.P., c/o UMB Fund Services, Inc. at P.O. Box 1623, Milwaukee, Wisconsin 53201-1623, Attention: Tender Offer Administrator; or (ii) fax it to UMBFS at (816) 860-3138, Attention: Tender Offer Administrator, so that it is received before 12:00 midnight, Eastern Standard Time, on October 22, 2010.  IF THE PARTNER CHOOSES TO FAX THE LETTER OF TRANSMITTAL, IT MUST MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO UMBFS PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL, IF FAXED, DOES NOT HAVE TO BE RECEIVED BY MAIL BEFORE 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON OCTOBER 22, 2010).  See Item 4(a)(1)(vii).  The value of the Units may change between August 31, 2010 (the last time prior to the date of this filing as of which net asset value was calculated) and the Repurchase Date, the date as of which the value of the Units being purchased will be determined.  See Item 2(b).  Partners desiring to obtain the estimated net asset value of their Units, which the Fund will calculate from time to time based upon the information the Fund receives from the portfolio managers of the investment funds in which it invests, may contact UMBFS, at (800) 504-9070 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Standard Time).

Please note that just as each Partner has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date.  Also realize that although the Offer is scheduled to expire on October 22, 2010, a Partner that tenders all of its Units will remain a Partner of the Fund through the Repurchase Date, when the net asset value of the Partner’s Units is calculated, notwithstanding the Fund’s acceptance of the Partner’s Units for purchase.

ITEM 2.	ISSUER INFORMATION.

(a)           The name of the issuer is “Hatteras Multi-Strategy Fund, L.P.”  The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company, and is organized as a Delaware limited partnership.  The principal executive office of the Fund is located at 8540 Colonnade Center Drive, Suite 401, Raleigh, North Carolina, 27615 and its telephone number is (919) 846-2324.

(b)           The title of the securities that are the subject of the Offer is “limited partnership units,” or portions thereof, in the Fund.  As of the close of business on August 31, 2010 the net asset value of the Fund was $226,025,913.  Subject to the conditions set out in the Offer, the Fund will purchase Units in an amount up to approximately 10.00% of the net assets of the Fund that are tendered by and not withdrawn by Partners as described above in Item 1.

(c)           There is no established trading market for the Units, and any transfer of Units is strictly limited by the terms of the Partnership Agreement.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person (i.e., the Fund and the subject company) is “Hatteras Multi-Strategy Fund, L.P.”  The Fund’s principal executive office is located at 8540 Colonnade Center Drive, Suite 401, Raleigh, North Carolina, 27615 and the telephone number is (919) 846-2324.  The principal executive office of the General Partner is located at 8540 Colonnade Center Drive, Suite 401, Raleigh, North Carolina, 27615.  The Fund seeks to achieve its investment objective by investing substantially all of its assets in Hatteras Master Fund, L.P., a Delaware limited partnership (the “Master Fund”).  The investment manager of the Master Fund is Hatteras Investment Partners, LLC (the “Investment Manager”).  The principal executive office of the Investment Manager is located at 8540 Colonnade Center Drive, Suite 401, Raleigh, North Carolina, 27615.  The directors on the Fund’s board of directors (the “Board of Directors”) are David B. Perkins, H. Alexander Holmes, Daniel K. Wilson, Steve E. Moss and Gregory S. Sellers.  Their address is c/o Hatteras Multi-Strategy Fund, L.P. at 8540 Colonnade Center Drive, Suite 401, Raleigh, North Carolina 27615.

ITEM 4.	TERMS OF THE TENDER OFFER.

(a)   (1) (i)            Subject to the conditions set out in the Offer, the Fund will purchase Units in an amount up to approximately 10.00% of the net assets of the Fund that are tendered by Partners by 12:00 midnight, Eastern Standard Time, on October 22, 2010 (or if the Offer is extended, by any later Notice Due Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii)           The value of the Units tendered to the Fund for purchase will be the net asset value as of the close of business on December 31, 2010, or, if the Offer is extended, as of any later Repurchase Date, less any Repurchase Fee due to the Fund in connection with the repurchase.  See Item 4(a)(1)(v) below.

A Partner may tender all or some of its Units.  If a Partner tenders some of its Units in an amount that would cause the Partner’s remaining Units to have a net asset value of less than $50,000, the General Partner reserves the right to reduce the amount to be repurchased from the Partner so that the required minimum account balance is maintained or to repurchase the remainder of the Partner’s Units in the Fund. Each Partner that tenders Units that are accepted for purchase will be given a Note, a non-interest bearing, non-transferable promissory note, promptly after the Notice Due Date.  The Note will entitle the Partner to be paid an amount equal to the value, determined as of the Repurchase Date, of the Units being purchased (subject to adjustment upon completion of the next annual audit of the Fund’s financial statements).  The Note will entitle the Partner to receive the Initial Payment in an amount equal to at least 95% (100% in the case of a Partner that tenders less than all its Units) of the unaudited net asset value of the Units tendered and accepted for purchase by the Fund, determined as of the Repurchase Date, less any Repurchase Fee due to the Fund in connection with the repurchase.  The Fund may take up to 90 days after the Repurchase Date to make the Initial Payment.  In the case of a Partner that tenders all of its Units, the Note will also entitle a Partner to receive the Post-Audit Payment, a contingent payment equal to the excess, if any, of (1) the net asset value of the Units tendered and purchased as of the Repurchase Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements), less any Repurchase Fee due to the Fund in connection with the repurchase, over (2) the Initial Payment.  The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit.  Final adjustments of payments in connection with the repurchased Units generally will be made promptly after the completion of the annual audit of the Fund.  It is anticipated that the annual audit of the Fund’s financial statements will be completed no later than 60 days after the fiscal year-end of the Fund.

The purchase amount will be paid entirely in cash.

(iii)          The Offer is scheduled to expire at 12:00 midnight, Eastern Standard Time, on October 22, 2010.  Partners that desire to tender Units for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board of Directors.

(iv)          Not applicable.

(v)           At the absolute discretion of the Board of Directors, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Partners of such extension.  If the Fund elects to extend the tender period, the net asset value of the Units tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Partners.  During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer.  At the absolute discretion of the Board of Directors, the Fund also reserves the right, at any time and from time to time, up to and including the Notice Due Date, to: (a) cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated September 24, 2010, and, in the event of such cancellation, not to purchase or pay for any Units tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Units.  If the Fund determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Partners.

(vi)          Until the Notice Due Date, Partners have the right to change their minds and withdraw any tenders of their Units.  Units withdrawn may be re-tendered, however, provided that such tenders are made before 12:00 midnight, Eastern Standard Time, October 22, 2010 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein.  Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if the Fund has not yet accepted a Partner’s tender of Units on or prior to November 22, 2010 (i.e., the date 40 business days from the commencement of the Offer), a Partner will also have the right to withdraw its tender of its Units after such date.

(vii)         Partners wishing to tender Units pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to UMBFS to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to UMBFS, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal.  The completed and executed Letter of Transmittal must be received by UMBFS, either by mail or by fax, no later than 12:00 midnight, Eastern Standard Time, on October 22, 2010 (or if the Offer is extended, by any later Notice Due Date).  The Fund recommends that all documents be submitted to UMBFS by certified mail, return receipt requested, or by facsimile transmission.  A Partner choosing to fax a Letter of Transmittal to UMBFS must also send or deliver the original completed and executed Letter of Transmittal to UMBFS promptly thereafter.

Any Partner tendering Units pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi).  To be effective, any notice of withdrawal must be timely received by UMBFS at the address or fax number set out on the first page of the Letter of Transmittal.  A tender of Units properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer.  Units withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described above.

(viii)        For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Units that are tendered if and when it gives written notice to the tendering Partner of its election to purchase such Units.

(ix)           If Units in excess of approximately 10.00% of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date, the Fund will in its sole discretion either:  (a) accept the additional Units permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Units that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Units tendered as well as any Units tendered during the extended Offer; or (c) accept Units tendered before the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Units.  The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x)           The purchase of Units pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Partners that do not tender Units.  Partners that retain their Units may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Units tendered.  These risks include the potential for greater volatility due to decreased diversification.  The Fund believes, however, that this result is unlikely given the nature of the Fund’s investment program.  A reduction in the aggregate assets of the Fund may result in Partners that do not tender Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.  These effects may be reduced or eliminated to the extent that additional subscriptions for Units are made by new and existing Partners from time to time.  Payment for Units purchased pursuant to the Offer may also require the Fund to tender a portion of its Interest in the Master Fund.  Such a tender by the Fund could result in the Investment Manager being required to raise cash to accommodate the tender by liquidating portfolio holdings in the Master Fund earlier than the Investment Manager would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses for the Master Fund.  In addition to its own operating expenses, the Fund also bears a pro rata portion of the operating expenses of the Master Fund.

(xi)           Not applicable.

(xii)          The following discussion is a general summary of the federal income tax consequences of the purchase of Units by the Fund for cash pursuant to the Offer.  Partners should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Units by the Fund pursuant to the Offer.

A Partner who sells all or some of the Partner's Units to the Fund will generally recognize income or gain only to the extent the amount of cash received by the Partner exceeds the Partner's adjusted tax basis in the Partner's entire investment at that time.  The Partner's adjusted tax basis in the Partner's Units will be reduced by the amount of any cash received by the Partner from the Fund, and any excess of that cash over that basis will generally constitute capital gain for the Partner.  It is possible, however, that Partners might recognize some ordinary income by reason of the sale, under certain technical rules that apply to the extent a partner disposes of the partner's share of "unrealized receivables" of a partnership (as defined in Internal Revenue Code section 751).    No loss will be recognized by a Partner on such a sale to the Fund, except that a Partner who sells the Partner's entire investment to the Fund may recognize a capital loss at the time of the determination of the Post-Audit Payment to the extent the aggregate cash received, and to be received, by the Partner is less than the Partner's adjusted tax basis in the Units.

Partners who tender their Units in the Fund as of 12/31 are most likely expecting the current year K-1 (generally provided during the month of August following year end) to be marked “Final”.  However, this will not be the case.  The investor will receive a Final K-1 mid-August of the following year.

A Partner tendering Units as of 12/31 cannot be treated as a fully liquidated partner for tax purposes for such year.  (For internal bookkeeping purposes it does).  The final taxable event does not occur until the distribution is received, which would be in January of the ensuing tax year, thus resulting in another K-1 for the year in which the distribution is actually received.  The following year’s K-1 will be marked “Final”, and there will be an allocation of gains, losses, and income for that year.

(2)	Not applicable.

(b)          Any Units to be purchased from any officer, director or affiliate of the Fund will be on the same terms and conditions as any other purchase of Units.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Fund’s registration statement on Form N-2, filed with the U.S. Securities and Exchange Commission on August 29, 2008 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”), and the Partnership Agreement, each of which was provided to each Partner in advance of subscribing for Units, provide that the Board of Directors has the discretion to determine whether the Fund will purchase Units from Partners from time to time pursuant to written tenders, and that one of the factors the Board of Directors will consider in making such determination is the recommendations of the General Partner and the Investment Manager.  The Registration Statement also states that the General Partner and the Investment Manager expect that they will recommend to the Board of Directors that the Fund offer to repurchase Units from Partners quarterly each year.  The Fund commenced operations on April 1, 2005 and has made nineteen previous offers to purchase limited partnership interests from Partners since inception.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between:  (i) the Fund, the General Partner, the Investment Manager or members of the Board of Directors or any person controlling the Fund, the General Partner or the Investment Manager; and (ii) any other person, with respect to the Units.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a)           The purpose of the Offer is to provide liquidity to Partners that hold Units, as contemplated by and in accordance with the procedures set out in the Registration Statement and the Partnership Agreement.

(b)           Units that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Units from time to time in accordance with the Partnership Agreement.  The Fund currently expects that it will accept subscriptions for Units as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the General Partner.

(c)           None of the Fund, the General Partner, the Investment Manager or the Board of Directors or any person controlling the Fund, the General Partner or the Investment Manager has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board of Directors or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Directors, or to fill any existing vacancy on the Board of Directors or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Units (other than the Fund’s intention to accept subscriptions for Units on the first day of each month and from time to time in the discretion of the General Partner), or the disposition of Units (other than through periodic purchase offers, including the Offer); or (7) any changes in the Partnership Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund.  Because Units are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)           The Fund expects that the amount offered for the purchase of Units pursuant to the Offer, which will not exceed approximately 10.00% of the net assets of the Fund (unless the Fund elects to purchase a greater amount as described in Item 4(a)(1)(ix)), will be paid from one or more of the following sources:  cash on hand, proceeds from the sale of a portion of the Fund’s Interest in the Master Fund or borrowings (as described in paragraph (d) below).  Upon its acceptance of tendered Units for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of (1) cash or (2) a portion of its Interest in the Master Fund, in an amount equal to the aggregate estimated unpaid dollar amount of any Note, as described above.

(b)           There are no material conditions to the financing of the transaction.  There are currently no alternative financing plans or arrangements for the transaction.

(c)           Not applicable.

(d)           None of the Fund, the General Partner, the Investment Manager or the Board of Directors or any person controlling the Fund, the General Partner or the Investment Manager has determined at this time to borrow funds to purchase Units tendered in connection with the Offer.  Depending on the dollar amount of Units tendered and prevailing general economic and market conditions; the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Units, subject to compliance with applicable law.  The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Partners or from a tender of a portion of its Interest in the Master Fund.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a)           Not applicable.

(b)           Other than the acceptance of subscriptions as of August 1, 2010 and September 1, 2010, there have been no transactions involving Units that were effected during the past 60 days by the Fund, the General Partner, the Investment Manager, any member of the Board of Directors or any person controlling the Fund, the General Partner or the Investment Manager.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

(a)           (1)           The Fund commenced operations on April 1, 2005.  Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Partners pursuant to Rule 30d-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:  Unaudited Financial Statements for the Period Ended September 30, 2005, previously filed with the SEC on Form N-CSR on December 8, 2005; Audited Financial Statements for the Fiscal Year Ended March 31, 2006, previously filed with the SEC on Form N-CSR on June 9, 2006 and amended and filed with the SEC on June 16, 2006, June 20, 2006 and October 23, 2006; Unaudited Financial Statements for the Period Ended September 30, 2006, previously filed with the SEC on Form N-CSR on December 6, 2006; Audited Financial Statements for the Fiscal Year Ended March 31, 2007, previously filed with the SEC on Form N-CSR on June 8, 2007; Unaudited Financial Statements for the Period Ended September 30, 2007, previously filed with the SEC on Form N-CSR on December 7, 2007; Audited Financial Statements for the Fiscal Year Ended March 31, 2008, previously filed with the SEC on Form N-CSR on June 9, 2008, amended and filed with the SEC on June 10, 2008; Unaudited Financial Statements for the Period Ended September 30, 2008, previously filed with the SEC on Form N-CSR on December 4, 2008; Audited Financial Statements for the Period Ended March 31, 2009, previously filed with the SEC on Form N-CSR on June 9, 2009; Unaudited Financial Statements for the Period Ended September 30, 2009, previously filed with the SEC on Form N-CSR on December 9, 2009; and Audited Financial Statements for the Period Ended March 31, 2010, previously filed with the SEC on Form N-CSR on June 7, 2010.

(2)          The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act.  The Fund does not have earnings per share information.

(3)          Not applicable.

(4)          NAV per Unit $85.47(8/31/10)

(b)          The Fund’s assets will be reduced by the amount of the tendered Units that are purchased by the Fund.

ITEM 11.	ADDITIONAL INFORMATION.

(a)          (1)          None.

(2)          None.

(3)          Not applicable.

(4)          Not applicable.

(5)          None.

(b)          None.

ITEM 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Partners and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Letter of Transmittal.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters from the Fund to Partners in connection with the Fund’s acceptance of tenders of Units.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

HATTERAS MULTI-STRATEGY FUND, L.P.

By:	/s/ David B. Perkins
Name: David B. Perkins
Title: President and Chairman of the Board of Directors

HATTERAS INVESTMENT MANAGEMENT LLC,
as General Partner

By:	/s/ David B. Perkins
Name: David B. Perkins
Title: Managing Member

September 24, 2010

EXHIBIT INDEX

EXHIBITS

A	Cover Letter to Offer to Purchase and Letter of Transmittal.

B	Offer to Purchase.

C	Form of Letter of Transmittal.

D	Form of Notice of Withdrawal of Tender.

E	Forms of Letters from the Fund to Partners in connection with the Fund’s acceptance of tenders of Units.

EXHIBIT A

COVER LETTER TO OFFER TO PURCHASE AND LETTER OF TRANSMITTAL

IF YOU DO NOT WANT TO SELL YOUR LIMITED PARTNERSHIP UNITS AT THIS TIME, PLEASE DISREGARD THIS NOTICE.  THIS IS SOLELY NOTIFICATION OF THE FUND’S TENDER OFFER.

September 24, 2010

Dear Hatteras Multi-Strategy Fund, L.P. Partner:

We are writing to inform you of important dates relating to a tender offer by Hatteras Multi-Strategy Fund, L.P. (the “Fund”).  If you are not interested in having the Fund repurchase some or all of your limited partnership units (including fractions thereof) (“Units”) valued as of December 31, 2010, please disregard this notice and take no action.

The tender offer period will begin on September 24, 2010 and will end at 12:00 midnight, Eastern Standard Time, on October 22, 2010, at which point the tender offer will expire. The purpose of the tender offer is to provide liquidity to Partners of the Fund that hold Units.  Units may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender all or some of your Units for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal so that it is received by UMB Fund Services, Inc. (“UMBFS”) no later than October 22, 2010.  If you do not wish to have all or some of your Units repurchased, simply disregard this notice.  NO ACTION IS REQUIRED IF YOU DO NOT WISH TO HAVE ANY OF YOUR UNITS REPURCHASED.

If you would like to tender your Units, you should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver the Letter of Transmittal to Hatteras Multi-Strategy Fund, L.P., c/o UMB Fund Services, Inc. at P.O. Box 1623, Milwaukee, Wisconsin 53201-1623, Attention: Tender Offer Administrator; or (ii) fax it to UMBFS at (816) 860-3138, Attention: Tender Offer Administrator (if by fax, please deliver an original, executed copy promptly thereafter), so that it is received before 12:00 midnight, Eastern Standard Time, on October 22, 2010.

If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or call the Tender Offer Administrator at UMBFS at (800) 504-9070.

Sincerely,

Hatteras Multi-Strategy Fund, L.P.

EXHIBIT B

OFFER TO PURCHASE

HATTERAS MULTI-STRATEGY FUND, L.P.
8540 Colonnade Center Drive
Suite 401
Raleigh, North Carolina 27615

OFFER TO PURCHASE UNITS
DATED SEPTEMBER 24, 2010

LETTERS OF TRANSMITTAL MUST BE
RECEIVED BY UMB FUND SERVICES, INC.
BY OCTOBER 22, 2010.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
12:00 MIDNIGHT, EASTERN STANDARD TIME, ON OCTOBER 22, 2010,
UNLESS THE OFFER IS EXTENDED

To the Partners of
Hatteras Multi-Strategy Fund, L.P.:

Hatteras Multi-Strategy Fund, L.P., a closed-end, non-diversified, management investment company organized as a Delaware limited partnership (the “Fund”), is offering to purchase for cash on the terms and conditions set out in this offer to purchase (this “Offer to Purchase”) and the related Letter of Transmittal (which, together with this Offer to Purchase, constitutes the “Offer”) an amount of Units (as defined below), including fractions thereof, with an aggregate net asset value up to approximately 10.00% of the net assets of the Fund.  The Fund seeks to achieve its investment objective by investing substantially all of its assets in Hatteras Master Fund, L.P., a Delaware limited partnership (the “Master Fund”).  The investment manager of the Master Fund is Hatteras Investment Partners, LLC (the “Investment Manager”).  The Offer is being made pursuant to tenders by partners of the Fund (“Partners”) at a price equal to the net asset value of the tendered Units as of December 31, 2010 (or at a later date determined by the Fund if the Offer is extended) (in each case, the “Repurchase Date”), less any Repurchase Fee (as defined below) due to the Fund in connection with the repurchase.  As used in the Offer, the term “Unit” or “Units” refers to the limited partnership units in the Fund representing beneficial Units in the Fund, and includes all or any portion of a Partner’s Units, including fractions thereof, as the context requires.  Partners that desire to tender Units for purchase must do so by 12:00 midnight, Eastern Standard Time on October 22, 2010 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Directors.  The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline for Partners to tender Units for purchase is called the “Notice Due Date” and is the date upon which the Offer expires.  If the Fund elects to extend the tender period, the net asset value of the Units tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Partners.  The Offer is being made to all Partners and is not conditioned on any minimum amount of Units being tendered, but is subject to certain conditions described below.  Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s Amended and Restated Agreement of Limited Partnership dated as of November 2, 2008 (as it may be amended, modified or otherwise supplemented from time to time, the “Partnership Agreement”).

Partners should realize that the value of the Units tendered in the Offer likely will change between August 31, 2010 (the last time net asset value was calculated) and the Repurchase Date when the value of the Units tendered to the Fund for purchase will be determined.  Partners tendering their Units should also note that they will remain Partners in the Fund, with respect to the Units tendered and accepted for purchase by the Fund, through the Repurchase Date, when the net asset value of their Units is calculated.  Any tendering Partners that wish to obtain the estimated net asset value of their Units should contact the Tender Offer Administrator at UMB Fund Services, Inc., the Fund’s Administrator, at (800) 504-9070 or at Hatteras Multi-Strategy Fund, L.P., c/o UMB Fund Services, Inc. at P.O. Box 1623, Milwaukee, Wisconsin 53201-1623, Attention:  Tender Offer Administrator, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Standard Time).

Partners desiring to tender all or some of their Units in accordance with the terms of the Offer should complete and sign the enclosed Letter of Transmittal and send or deliver it to UMB Fund Services, Inc. in the manner set out below.

Important

None of the Fund, Hatteras Investment Management LLC (the “General Partner”), the Investment Manager or the Fund’s Board of Directors makes any recommendation to any Partner whether to tender or refrain from tendering Units.  Partners must make their own decisions whether to tender Units, and, if they choose to do so, the amount of their Units to tender.

Because each Partner’s investment decision is a personal one, based on financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Partners should tender Units pursuant to the Offer.  No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal.  If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund, the Fund’s General Partner, the Investment Manager, or the Fund’s Board of Directors.

This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document.  Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to:

Hatteras Multi-Strategy Fund, L.P.
c/o UMB Fund Services, Inc.
P.O. Box 1623
Milwaukee, WI 53201-1623
Attention:  Tender Offer Administrator
Phone:  (800) 504-9070
Fax:  (816) 860-3138

(ii)

TABLE OF CONTENTS

1.	Summary Term Sheet	1
2.	Background and Purpose of the Offer	2
3.	Offer to Purchase and Price	3
4.	Amount of Tender	4
5.	Procedure for Tenders	4
6.	Withdrawal Rights	5
7.	Purchases and Payment	5
8.	Certain Conditions of the Offer	6
9.	Certain Information About the Fund	6
10.	Certain Federal Income Tax Consequences	7
11.	Miscellaneous	8

(iii)

1.            SUMMARY TERM SHEET

This Summary Term Sheet highlights certain information concerning the Offer.  To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal.  Section references are to this Offer to Purchase.

•
The Fund (referred to as “we” or the “Fund” in this Summary Term Sheet) is offering to purchase Units in an amount up to approximately 10.00% of the net assets of the Fund (or $23,000,000 as of August 31, 2010).  We will purchase your Units at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate number of Units in the Fund you desire to tender, after giving effect to all allocations, including any incentive allocation) calculated as of the Repurchase Date, less any Repurchase Fee (defined below) due to the Fund in connection with the repurchase.  The net asset value of Units will be calculated for this purpose as of December 31, 2010 or, if the Offer is extended, as of any later Repurchase Date.  The Offer will remain open until 12:00 midnight, Eastern Standard Time, on October 22, 2010 (or if the Offer is extended, until any later Notice Due Date), at which time the Offer is scheduled to expire.

•
The Fund reserves the right to adjust the Repurchase Date to correspond with any extension of the Offer.  The Fund will review the net asset value calculation of the Units during the Fund’s audit for the fiscal year ending on March 31, 2011, which the Fund expects will be completed within 60 days of the fiscal year-end, and that net asset value will be used to determine the final amount paid for tendered Units.  Because the Fund’s current fiscal year will end on March 31, 2011, the Fund expects that the audit will be completed by the end of May 2011.

•
A Partner may tender all or some of its Units. If a Partner tenders some of its Units in an amount that would cause the Partner’s remaining Units to have a net asset value of less than $50,000, the General Partner reserves the right to reduce the amount to be repurchased from the Partner so that the required minimum account balance is maintained or to repurchase the remainder of the Partner’s Units in the Fund.  See Section 4.

•
A Partner who tenders Units prior to holding such Units for 12 consecutive months may be subject to a “Repurchase Fee” payable to the Fund equal to 5.00% of the amount requested to be purchased, to be netted against withdrawal proceeds.

•
If you tender your Units and we purchase those Units, we will issue you a non-interest bearing, non-transferable promissory note (the “Note”) entitling you to an amount equal to the net asset value of the Units tendered (valued in accordance with the Partnership Agreement) determined as of December 31, 2010 (or if the Offer is extended, the net asset value determined on the Repurchase Date), less any Repurchase Fee due to the Fund in connection with the repurchase.

•
The Note will entitle you to an initial payment in cash (valued according to the Partnership Agreement) equal to at least 95% (100% in the case of a Partner tendering less than all its Units) of the unaudited net asset value of the Units, less any Repurchase Fee due to the Fund in connection with the repurchase (the “Initial Payment”).  The Fund may take up to 90 days after the Repurchase Date to make the Initial Payment.

•
In the case of a Partner tendering all of its Units, the Note will also entitle the Partner to receive a contingent payment (the “Post-Audit Payment”) equal to the excess, if any, of (1) the net asset value of the Units tendered and purchased as of the Repurchase Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements), less any Repurchase Fee due to the Fund in connection with the repurchase, over (2) the Initial Payment.  The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit.  The Note will be held by UMB Fund Services, Inc. (referred to herein as “UMBFS” or the “Administrator”) on your behalf.  Upon a written request by you to UMBFS, UMBFS will mail the Note to you at the address for you as maintained in the books and records of the Fund.  See Section 7.

•
If we accept the tender of your Units, we will pay you the proceeds from one or more of the following sources:  cash on hand, proceeds from the sale of a portion of the Fund’s Interest in the Master Fund or borrowings.  The purchase amount will be paid entirely in cash.  See Section 7.

•
If you desire to tender Units for purchase, you must do so by 12:00 midnight, Eastern Standard Time, on October 22, 2010 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire.  Until that time, you have the right to change your mind and withdraw any tenders of your Units.  Units withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein.  If the Fund has not yet accepted your tender of Units on or prior to November 22, 2010 (i.e., the date 40 business days from the commencement of the Offer), you will also have the right to withdraw the tender of your Units after such date.  See Section 6.

•
If you would like us to purchase your Units, you should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver the Letter of Transmittal, enclosed with the Offer, to Hatteras Multi-Strategy Fund, L.P., c/o UMB Fund Services, Inc. at P.O. Box 1623, Milwaukee, Wisconsin 53201-1623, Attention: Tender Offer Administrator; or (ii) fax it to UMBFS at (816) 860-3138, Attention: Tender Offer Administrator, so that it is received before 12:00 midnight, Eastern Standard Time, on October 22, 2010.  IF YOU CHOOSE TO FAX THE LETTER OF TRANSMITTAL, YOU MUST MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO UMBFS PROMPTLY AFTER YOU FAX IT (ALTHOUGH THE ORIGINAL, IF FAXED, DOES NOT HAVE TO BE RECEIVED BY MAIL BEFORE 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON OCTOBER 22, 2010).  See Section 5.  The value of your Units may change between August 31, 2010 (the last time net asset value was calculated) and the Repurchase Date when the value of the Units being purchased will be determined.  See Section 3.

•
As of August 31, 2010, the net asset value of the Fund was $226,025,913.  If you would like to obtain the estimated net asset value of your Units, which we calculate from time to time, based upon the information we receive from the managers of the investment funds in which we invest, you may contact the Tender Offer Administrator at UMBFS at (800) 504-9070 or at the address listed on the cover page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Standard Time).  See Section 3.

2.	BACKGROUND AND PURPOSE OF THE OFFER.

The purpose of the Offer is to provide liquidity to the Partners that hold Units in the Fund, as contemplated by and in accordance with the procedures set out in the Fund’s registration statement on Form N-2 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”) and the Partnership Agreement.  The Registration Statement and the Partnership Agreement provide that the board of directors of the Fund (the “Board of Directors”) has the discretion to determine whether the Fund will purchase Units from time to time from Partners pursuant to written tenders, and that one of the factors the Board of Directors will consider in making such determination is the recommendations of the General Partner and the Investment Manager.  The Registration Statement also states that the General Partner of the Fund and the Investment Manager expect that they will recommend to the Board of Directors that the Fund offer to repurchase Units from Partners quarterly each year.   The Fund commenced operations on April 1, 2005 and has made nineteen previous offers to purchase limited partnership interests from Partners since inception.

2

Because there is no secondary trading market for Units and transfers of Units are prohibited without prior approval of the General Partner, the Board of Directors has determined to cause the Fund to make the Offer, after consideration of various matters, including but not limited to those set out in the Registration Statement and the Partnership Agreement and the recommendations of the General Partner and the Investment Manager.  While the General Partner and the Investment Manager intend to recommend to the Board of Directors that the Fund offer to repurchase Units, on a quarterly basis each year, the Board of Directors is under no obligation to follow such recommendations.

The purchase of Units pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Partners that do not tender Units.  Partners that retain their Units may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Units tendered.  These risks include the potential for greater volatility due to decreased diversification.  The Fund believes, however, that this result is unlikely given the nature of the Fund’s investment program.  A reduction in the aggregate assets of the Fund may result in Partners that do not tender Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.  These effects may be reduced or eliminated to the extent that additional subscriptions for Units are made by new and existing Partners from time to time.  Payment for Units purchased pursuant to the Offer may also require the Fund to tender a portion of its Interest in the Master Fund.  Such a tender by the Fund could result in the Investment Manager being required to raise cash to accommodate the tender by liquidating portfolio holdings in the Master Fund earlier than the Investment Manager would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses for the Master Fund.  In addition to its own operating expenses, the Fund bears a pro rata portion of the operating expenses of the Master Fund.

Units that are tendered to the Fund in connection with the Offer will be retired. The Fund currently expects that it will accept subscriptions for Units as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the General Partner.

The tender of Units by a Partner will not affect the record ownership of such Partner for purposes of voting or entitlement to any distributions payable by the Fund unless and until such Units are purchased.  You should also realize that although the Offer is scheduled to expire on October 22, 2010 (unless it is extended), you remain a Partner of the Fund with respect to the Units you tendered that is accepted for purchase by the Fund through the Repurchase Date.

3.	OFFER TO PURCHASE AND PRICE.

The Fund will, on the terms and subject to the conditions of the Offer, purchase an amount of Units up to approximately 10.00% of the net assets of the Fund that are tendered by Partners by 12:00 midnight, Eastern Standard Time, on October 22, 2010 (or if the Offer is extended, by any later Notice Due Date), and not withdrawn (as provided in Section 6 below) prior to the Notice Due Date.  The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 below.  The value of the Units tendered for purchase will be their net asset value as of December 31, 2010 or, if the Offer is extended, as of any later Repurchase Date, payable as set out in Section 7.  The determination of the net asset value of Units as of the Repurchase Date is subject to adjustment based upon the results of the next annual audit of the Fund’s financial statements.

3

4.	AMOUNT OF TENDER.

Subject to the limitations set out below, a Partner may tender all or some of its Units.  If a Partner tenders some of its Units in an amount that would cause the remaining Units to have a net asset value of less than $50,000, the General Partner reserves the right to reduce the amount to be repurchased from the Partner so that the required minimum account balance is maintained or to repurchase the remainder of the Partner’s Units in the Fund.  The Offer is being made to all Partners of the Fund and is not conditioned on any minimum amount of Units being tendered.

If the amount of Units that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to approximately 10.00% of the net assets of the Fund (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Units so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below.  If Units in excess of approximately 10.00% of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date pursuant to Section 6 below, the Fund will in its sole discretion either (a) accept the additional Units permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (b) extend the Offer, if necessary, and increase the amount of Units that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Units tendered as well as any Units tendered during the extended Offer; or (c) accept Units tendered prior to the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Units.  The Offer may be extended, amended or canceled in other circumstances described in Section 8 below.

5.	PROCEDURE FOR TENDERS.

Partners wishing to tender Units pursuant to this Offer to Purchase should send or deliver by October 22, 2010 (or if the Offer is extended, by any later Notice Due Date) a completed and executed Letter of Transmittal to UMBFS, to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to UMBFS, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal.  The completed and executed Letter of Transmittal must be received by UMBFS, either by mail or by fax, no later than 12:00 midnight, Eastern Standard Time, on October 22, 2010 (or if the Offer is extended, no later than any later Notice Due Date).

The Fund recommends that all documents be submitted to UMBFS via certified mail, return receipt requested, or by facsimile transmission.  A Partner choosing to fax a Letter of Transmittal to UMBFS must also send or deliver the original completed and executed Letter of Transmittal to UMBFS promptly thereafter.  Partners wishing to confirm receipt of a Letter of Transmittal may contact UMBFS at the address or telephone number set out on the first page of the Letter of Transmittal.  The method of delivery of any documents is at the election and complete risk of the Partner tendering Units, including, but not limited to, the failure of UMBFS to receive any Letter of Transmittal or other document submitted by facsimile transmission.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination will be final and binding.  The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful.  The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Units or any particular Partner, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding.  Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund will determine.  Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived.  None of the Fund, the General Partner, the Investment Manager or the Board of Directors will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

4

6.	WITHDRAWAL RIGHTS.

Until the Notice Due Date, Partners have the right to change their minds and withdraw any tenders of their Units.  Units withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described in Section 5.  Pursuant to Rule 13e-4(f)(2)(ii) of the Exchange Act, if the Fund has not yet accepted a Partner’s tender of Units on or prior to November 22, 2010 (i.e., the date 40 business days from the commencement of the Offer), a Partner will also have the right to withdraw its tender of Units after such date.  To be effective, any notice of withdrawal must be timely received by UMBFS at the address or fax number set out on the first page of the Letter of Transmittal.  All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination will be final and binding.  A tender of Units properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.

7.	PURCHASES AND PAYMENT.

For purposes of the Offer, the Fund will be deemed to have accepted Units that are tendered if and when it gives written notice to the tendering Partner of its election to purchase such Units.  As stated in Section 3 above, the amount offered for the Units tendered by Partners will be the net asset value thereof as of December 31, 2010, or if the Offer is extended, as of any later Repurchase Date.  The net asset value will be determined after all allocations to capital accounts of the Partners required to be made by the Partnership Agreement have been made, including any Repurchase Fee due to the Fund in connection with the repurchase and any incentive allocation.  The Fund will not pay interest on the purchase amount.

For Partners that tender Units that are accepted for purchase, payment of the purchase amount will consist of the Note, a non-interest-bearing non-transferable promissory note.  The Note will entitle the Partner to receive the Initial Payment in an amount equal to at least 95% (100% in the case of a Partner tendering less than all of its Units) of the unaudited net asset value of the Units tendered and accepted for purchase by the Fund, determined as of the Repurchase Date, less any Repurchase Fee due to the Fund in connection with the repurchase. The Fund may take up to 90 days after the Repurchase Date to make the Initial Payment.  In the case of a Partner tendering all of its Units, the Note will also entitle the Partner to receive a contingent payment (the “Post-Audit Payment”) equal to the excess, if any, of (1) the net asset value of the Units tendered and purchased as of the Repurchase Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements), less any Repurchase Fee due to the Fund in connection with the repurchase, over (2) the Initial Payment.  The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit.  It is anticipated that the annual audit of the Fund’s financial statements will be completed no later than 60 days after the fiscal year-end of the Fund.

The Note pursuant to which a tendering Partner will receive the Initial Payment and, if applicable, Post-Audit Payment (together, the “Cash Payment”) will be held by UMBFS on behalf of the tendering Partner.  Upon a written request by a Partner to UMBFS, UMBFS will mail the Note to the Partner at the address of the Partner as maintained in the books and records of the Fund.  Any Cash Payment due pursuant to the Note will be made by wire transfer directly to the tendering Partner to an account designated by the Partner in the Letter of Transmittal.

5

The Fund will make payment for Units it purchases pursuant to the Offer from one or more of the following sources: cash on hand, proceeds from the sale of a portion of its Interest in the Master Fund, or borrowings.  Upon its acceptance of tendered Units for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of (1) cash or (2) a portion of its Interest in the Master Fund, in an amount equal to the aggregate estimated unpaid dollar amount of any Note, as described above.  None of the Fund, the Board of Directors, the General Partner, or the Investment Manager have determined at this time to borrow funds to purchase Units tendered in connection with the Offer.  However, depending on the dollar amount of Units tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to fund any portion of the amount offered for the purchase of Units, subject to compliance with applicable law, through borrowings.  The Fund expects that the repayment of any amounts so borrowed will be financed from additional funds contributed to the Fund by existing and/or new Partners or from a tender of a portion of its Interest in the Master Fund.

The purchase amount will be paid entirely in cash.

8.	CERTAIN CONDITIONS OF THE OFFER.

In the absolute discretion of the Board of Directors, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Partners of such extension.  In the event that the Fund elects to extend the tender period, the net asset value of the Units tendered for purchase will be determined as of the later Repurchase Date.  During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer.  The Fund also reserves the right at any time and from time to time up to and including acceptance of tenders pursuant to the Offer:  (a) to cancel the Offer in the circumstances set out in the following paragraph and in the event of such cancellation not to purchase or pay for any Units tendered pursuant to the Offer; (b) to amend the Offer; and (c) to postpone the acceptance of Units.  If the Fund determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Partners.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if:  (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Units tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Directors, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Partners if Units tendered pursuant to the Offer were purchased; (c) the Board of Directors determines that it is not in the best interest of the Fund to purchase Units pursuant to the Offer; or (d) for any other periods that the Securities and Exchange Commission (the “SEC”) permits by order for the protection of Partners.

9.	CERTAIN INFORMATION ABOUT THE FUND.

The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company.  It is organized as a Delaware limited partnership.  Subscriptions for limited partnership interests in the Fund were first accepted for investment as of April 1, 2005.  The Fund seeks to achieve its investment objective by investing substantially all of its assets in the Master Fund.  The principal office of the Fund is located at 8540 Colonnade Center Drive, Suite 401, Raleigh, North Carolina 27615 and the telephone number is (919) 846-2324.  Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Partnership Agreement.

6

None of the Fund, the General Partner, the Investment Manager or the Board of Directors has any plans or proposals that relate to or would result in:  (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board of Directors or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Directors, or to fill any existing vacancy on the Board of Directors or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Units (other than the Fund’s intention to accept subscriptions for Units on the first day of each month and from time to time in the discretion of the General Partner), or the disposition of Units (other than through periodic purchase offers, including the Offer); or (7) any changes in the Partnership Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund.

Other than the acceptance of subscriptions as of August 1, 2010 and September 1, 2010, there have been no transactions involving Units that were effected during the past 60 days by the Fund, the General Partner, the Investment Manager, any member of the Board of Directors or any person controlling the Fund, the General Partner or the Investment Manager.

10.	CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

The following discussion is a general summary of the federal income tax consequences of the purchase of Units by the Fund for cash pursuant to the Offer.  Partners should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Units by the Fund pursuant to the Offer.

A Partner who sells all or part of the Partner's Units to the Fund will generally recognize income or gain only to the extent the amount of cash received by the Partner exceeds the Partner's adjusted tax basis in the Partner's investment at that time.  The Partner's adjusted tax basis in the Partner's Units will be reduced by the amount of any cash received by the Partner from the Fund, and any excess of that cash over that basis will generally constitute capital gain for the Partner.  It is possible, however, that Partners might recognize some ordinary income by reason of the sale, under certain technical rules that apply to the extent a partner disposes of the partner's share of "unrealized receivables" of a partnership (as defined in Internal Revenue Code section 751).    No loss will be recognized by a Partner on such a sale to the Fund, except that a Partner who sells the Partner's entire investment to the Fund may recognize a capital loss at the time of the determination of the Post-Audit Payment to the extent the aggregate cash received, and to be received, by the Partner is less than the Partner's adjusted tax basis in the Units.

Partners who tender their Units in the Fund as of 12/31 are most likely expecting the current year K-1 (generally provided during the month of August following year end) to be marked “Final”.  However, this will not be the case.  The investor will receive a Final K-1 mid-August of the following year.

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A Partner tendering Units as of 12/31 cannot be treated as a fully liquidated partner for tax purposes for such year.  (For internal bookkeeping purposes it does).  The final taxable event does not occur until the distribution is received, which would be in January of the ensuing tax year, thus resulting in another K-1 for the year in which the distribution is actually received.  The following year’s K-1 will be marked “Final”, and there will be an allocation of gains, losses, and income for that year.

11.	MISCELLANEOUS.

The Offer is not being made to, nor will tenders be accepted from, Partners in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction.  The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction.  However, the Fund reserves the right to exclude Partners from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made.  The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer.  A free copy of such statement may be obtained by contacting UMBFS at the address and telephone number set out on the first page of the Letter of Transmittal or from the SEC’s internet web site, http://www.sec.gov.  A copy may be inspected and copied at, and, for a fee, may be obtained by mail from, the public reference office of the SEC at 100 F Street, N.E., Washington, DC 20549.

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LETTER OF TRANSMITTAL

HATTERAS MULTI-STRATEGY FUND, L.P.

EXHIBIT C

LETTER OF TRANSMITTAL

Regarding Units in

HATTERAS MULTI-STRATEGY FUND, L.P.

Tendered Pursuant to the Offer to Purchase
Dated September 24, 2010

THIS LETTER OF TRANSMITTAL MUST BE
RECEIVED BY UMB FUND SERVICES, INC.
BY OCTOBER 22, 2010.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
AT 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON OCTOBER 22, 2010,
UNLESS THE OFFER IS EXTENDED.

Complete This Letter Of Transmittal And Return To:

Hatteras Multi-Strategy Fund, L.P.
c/o UMB Fund Services, Inc.
P.O. Box 1623
Milwaukee, WI  53201-1623

Attention:  Tender Offer Administrator
Phone: (800) 504-9070
Fax:  (816) 860-3138

Letter of Transmittal Page 1 of 4

HATTERAS MULTI-STRATEGY FUND, L.P.

Ladies and Gentlemen:

The undersigned hereby tenders to Hatteras Multi-Strategy Fund, L.P., a closed-end, non-diversified, management investment company organized as a limited partnership under the laws of the State of Delaware (the “Fund”), some or all of the limited partnership units in the Fund (the “Units”) held by the undersigned, described and specified below, on the terms and conditions set out in the Offer to Purchase, dated September 24, 2010 (the “Offer”), receipt of which is hereby acknowledged, and in this Letter of Transmittal.  THE OFFER AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET OUT IN THE OFFER, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE FUND TO REJECT ANY AND ALL TENDERS DETERMINED BY IT, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

The undersigned hereby sells to the Fund the Units tendered pursuant to this Letter of Transmittal.  The undersigned warrants that it has full authority to sell the Units tendered hereby and that the Fund will acquire good title to the Units, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to this sale, and not subject to any adverse claim, when and to the extent the Units are purchased by the Fund.  Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

The undersigned recognizes that under certain circumstances set out in the Offer, the Fund may not be required to purchase the Units tendered hereby.

A promissory note (the “Note”) for the value of the purchased Units will be held by UMB Fund Services, Inc. (“UMBFS”) on behalf of the undersigned.  Upon written request by the undersigned to UMBFS, UMBFS will mail the Note to the undersigned at the address of the undersigned as maintained in the books and records of the Fund.  The initial payment of the purchase amount for the Units tendered by the undersigned will be made by wire transfer of the funds to an account designated by the undersigned in this Letter of Transmittal.

The Note will also reflect the “Post-Audit Payment” portion of the purchase amount, if any, as described in Section 7 of the Offer.  Any Post-Audit Payment of cash due pursuant to the Note will also be made by wire transfer of the funds to the undersigned’s account as provided herein.  The undersigned recognizes that the amount of the initial payment of the purchase amount for Units will be based on the unaudited net asset value of the Fund as of December 31, 2010, subject to an extension of the Offer as described in Section 8 of the Offer.  The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit.  It is anticipated that the annual audit of the Fund’s financial statements will be completed no later than 60 days after the fiscal year-end of the Fund.

All authority conferred or agreed to be conferred in this Letter of Transmittal will survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder will be binding on the heirs, personal representatives, successors and assigns of the undersigned.  Except as stated in Section 6 of the Offer, this tender is irrevocable.

PLEASE FAX OR MAIL (VIA CERTIFIED MAIL, RETURN RECEIPT REQUESTED) TO:  HATTERAS MULTI-STRATEGY FUND, L.P., C/O UMB FUND SERVICES, INC., P.O. BOX 1623, MILWAUKEE, WI  53201-1623, ATTENTION:  TENDER OFFER ADMINISTRATOR (if by fax, please deliver an original, executed copy promptly thereafter).  FOR ADDITIONAL INFORMATION:  PHONE: (800) 504-9070 OR FAX: (816) 860-3138.

Letter of Transmittal Page 2 of 4

LETTER OF TRANSMITTAL

Tender Date: December 31, 2010

Tender Expiration Date: 12 Midnight ET, October 22, 2010

PLEASE COMPLETE PARTS 1, 2, 3, AND 4

PLEASE FAX OR MAIL TO:
HATTERAS MULTI-STRATEGY FUND	FOR ADDITIONAL INFORMATION:
UMB Fund Services	PHONE: (800) 504-9070
803 W. Michigan St., Ste A	FAX: (816) 860-3138
Milwaukee, WI 53233

PLEASE CONTACT YOUR FINANCIAL INTERMEDIARY BEFORE SUBMITTING YOUR TENDER REQUEST.

PART 1 – NAME AND ADDRESS
Hatteras Account #:
Full Account Registration Line 1:
Full Account Registration Line 2:
Telephone Number:

Advisor Firm Name:
Advisor Rep Name
Advisor Telephone Number:

FOR CUSTODIAL ACCOUNTS ONLY (IRA, 401k, ETC.)
Custodial Account #:
Custodian Name:
Custodian Address:
Custodian City, State, Zip:
Custodian Telephone Number:

PART 2 – AMOUNT OF UNITS IN THE FUND BEING TENDERED:

☐ Entire amount of units

☐ Portion of units                                  $______________                               or           ______________ Number of Units

The undersigned understands and agrees that if the undersigned tenders an amount that would cause the undersigned’s remaining Units to have a NAV of less than $50,000, the General Partner of the Fund may reduce the amount to be repurchased from the undersigned so that the required minimum account balance is maintained or repurchase the remainder of the undersigned’s Units in the Fund.

Letter of Transmittal Page 3 of 4

LETTER OF TRANSMITTAL

PART 3 – PAYMENT

PAYMENT GUIDELINES: Proceeds from tax deferred and tax exempt registration types are required to be returned to the custodian on record.

If you invest in the fund through a financial intermediary, that financial intermediary may require alternate payment and/or delivery instructions, notwithstanding your request herein. Please contact your financial intermediary before submitting your tender request.

Please Deliver All Proceeds via Federal Wire to the Following:

Bank Name:
ABA Routing Number:
For Credit to:
Name(s) on Bank Account:
Bank Account Number:
For Further Credit to:
Name(s) on Investors Account:
Investor Account Number at Broker:

HOLDBACK PAYMENTS: Holdback payments will be delivered after the Fund’s audit is complete at the end of the Fiscal Year to the same wire instruction the tender proceeds are delivered to. If alternate payment instructions are needed for the holdback, please contact UMB Fund Services at the 800-504-9070 for instructions.

PROMISSORY NOTE: The Note reflecting both the initial payment and the Post-Audit Payment portion of the purchase amount, as applicable, will be held by UMB Fund Services, Inc. on the undersigned’s behalf. Upon a written request by the undersigned to UMBFS, UMBFS will mail the Note to the undersigned at the address of the undersigned as maintained in the books and records of the Fund.

PART 4 - SIGNATURE(S)

Signature	Print Name of Authorized Signatory (and Title if applicable)	Date

Signature	Print Name of Authorized Signatory (and Title if applicable)	Date

Signature	Print Name of Authorized Signatory (and Title if applicable)	Date

THIS DOCUMENT REQUIRES A MEDALLION SIGNATURE GUARANTEE BELOW ONLY WHEN AUTHORIZED SIGNER(S) INSTRUCT THE FUND TO SEND TENDER PROCEEDS TO AN ACCOUNT OTHER THAN THE BROKER/CUSTODIAN ACCOUNT OF RECORD.

PLEASE CONTACT YOUR FINANCIAL INTERMEDIARY BEFORE SUBMITTING YOUR TENDER REQUEST.

Letter of Transmittal Page 4 of 4

TO CANCEL TENDER PREVIOUSLY SUBMITTED

ONLY COMPLETE THIS FORM IF YOU WISH TO CANCEL THE INSTRUCTIONS
YOU SUBMITTED ON YOUR LETTER OF TRANSMITTAL.

HATTERAS MULTI-STRATEGY FUND, L.P.

EXHIBIT D

ONLY COMPLETE THIS FORM IF YOU WISH TO CANCEL THE INSTRUCTIONS

YOU SUBMITTED ON YOUR LETTER OF TRANSMITTAL

NOTICE OF WITHDRAWAL OF TENDER

Regarding Units in

HATTERAS MULTI-STRATEGY FUND, L.P.

Tendered Pursuant to the Offer to Purchase
Dated September 24, 2010

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
AT, AND THIS NOTICE OF WITHDRAWAL MUST BE
RECEIVED BY UMB FUND SERVICES, INC. BY,
12:00 MIDNIGHT, EASTERN STANDARD TIME, ON OCTOBER 22, 2010,
UNLESS THE OFFER IS EXTENDED.

Complete This Notice of Withdrawal And Return To:

Hatteras Multi-Strategy Fund, L.P.,
c/o UMB Fund Services, Inc.
P.O. Box 1623
Milwaukee, WI 53201-1623

Attention:  Tender Offer Administrator
Phone:  (800) 504-9070
Fax:  (816) 860-3138

Cancel Tender Page 1 of 2

HATTERAS MULTI-STRATEGY FUND, L.P.

Ladies and Gentlemen:

The undersigned wishes to withdraw the tender of its limited partnership units in Hatteras Multi-Strategy Fund, L.P. (the “Fund”), or the tender of some of such units, for purchase by the Fund that previously was submitted by the undersigned in a Letter of Transmittal dated ____________.

Such tender was in the amount of:

☐   All of the undersigned’s entire limited partnership units.

☐   A portion of the undersigned’s limited partnership units expressed as a specific dollar value or number of units.

$_______________________ or _______________________ (number of units)

The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the units in the Fund previously tendered will not be purchased by the Fund upon expiration of the tender offer described above.

SIGNATURE(S):

FOR INDIVIDUAL INVESTORS AND JOINT TENANTS:	FOR OTHER INVESTORS:

Signature (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON SUBSCRIPTION AGREEMENT)	Print Name of Investor

Print Name of Investor	Signature (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON SUBSCRIPTION AGREEMENT)

Joint Tenant Signature if necessary (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON SUBSCRIPTION AGREEMENT)	Print Name of Signatory and Title

Print Name of Joint Tenant	Co-signatory if necessary (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON SUBSCRIPTION AGREEMENT)

Print Name and Title of Co-signatory
Date: ______________

Cancel Tender Page 2 of 2

EXHIBIT E

FORMS OF LETTERS FROM THE FUND TO PARTNERS IN CONNECTION WITH ACCEPTANCE OF OFFERS OF TENDER

        [______ __, 20__]

Dear Partner:

Hatteras Multi-Strategy Fund, L.P. (the “Fund”) has received and accepted for purchase your tender of all or some of your limited partnership units in the Fund (your “Units”).

Because you have tendered and the Fund has purchased all or some of your Units, you have been issued a note (the “Note”) entitling you to receive an initial payment in an amount equal to at least 95% (100% if you tendered less than your entire Units) of the value of the purchased Units based on the unaudited net asset value of the Fund as of December 31, 2010, in accordance with the terms of the tender offer.  A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal no later than March 31, 2011, unless the repurchase date of the Units in the Fund has changed; provided that, if you tendered only a portion of your Units, and the remaining portion of your Units would be less than the required minimum account balance of $50,000, the Fund’s General Partner reserves the right to reduce the amount to be repurchased from you so that the required minimum account balance is maintained or to repurchase the remainder of your Units, in accordance with the terms of the tender offer.  The Note will be held by UMB Fund Services, Inc. (“UMBFS”) on your behalf.  Upon a written request by you to UMBFS, UMBFS will mail the Note to you at the address for you as maintained in the books and records of the Fund.

If you tendered your entire account, the terms of the Note provide that a post-audit payment representing the balance of the purchase amount, if any, will be paid to you promptly after the completion of the Fund’s next annual audit according to the terms of the tender offer.  We expect that the annual audit of the Fund’s financial statements will be completed by the end of May 2011.

If you are tendering only a portion of your account, you remain a Partner of the Fund with respect to the portion of the Units that you did not tender.

Should you have any questions, please feel free to contact the Tender Offer Administrator at UMB Fund Services, Inc. at (800) 504-9070.

Sincerely,

Hatteras Multi-Strategy Fund, L.P.

        [______ __, 20__]

Dear Partner:

Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of your units in Hatteras Multi-Strategy Fund, L.P. (the “Fund”).

Because you have tendered and the Fund has purchased all or some of your units in the Fund, you have been paid an amount equal to at least 95% (100% if you tendered less than your entire account) of the value of the purchased units in the Fund based on the unaudited net asset value of the Fund as of December 31, 2010, in accordance with the terms of the tender offer.  A cash payment in this amount has been wire transferred to the account designated by you in your Letter of Transmittal.

The balance of the purchase amount, if any, will be paid to you promptly after the completion of the Fund’s next annual audit according to the terms of the tender offer.  We expect that the annual audit of the Fund’s financial statements will be completed by the end of May 2011.

Should you have any questions, please feel free to contact the Tender Offer Administrator at UMB Fund Services, Inc. at (800) 504-9070.

Sincerely,

Hatteras Multi-Strategy Fund, L.P.

Enclosure

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